Filed by: Dycom Industries, Inc.

                                    This Communication is filed pursuant to Rule

                                425 under The Securities Act of 1933, as amended

                                  and deemed filed pursuant to Rule 14d-2 of the

                                    Securities Exchange Act of 1934, as amended.




                                    Subject Company: Arguss Communications, Inc.

                                                 Commission File Number: 0-19589


FORWARD LOOKING STATEMENTS:

This news release contains forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Dycom and Arguss and the benefits expected to result from the contemplated transaction, are based on management's current expectation and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences include, but are not limited to, the risk that the conditions relating to the required minimum tender of shares, the approval by the Arguss shareholders of the subsequent merger (if that approval is necessary) or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of Dycom and Arguss, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 10-Q, most recent reports on Form 10-K and other periodic reports filed by Dycom and Arguss with the U.S. Securities and Exchange Commission.

ADDITIONAL INFORMATION:

Dycom filed a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO and Arguss filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Commission in connection with the transaction on January 23, 2002. Dycom and Arguss have also mailed a Prospectus, which is part of the Registration Statement on Form S-4, the Schedule 14D-9 and related tender offer materials to stockholders of Arguss. These documents contain important information about the transaction. Investors and security holders are urged to read these documents carefully when they are available. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the Commission at www.sec.gov. Free copies of these documents may also be obtained from Dycom by directing a request to Dycom Industries, Inc., 4440 PGA Boulevard, Palm Beach Gardens, Florida 33410, (561) 627-7171 or to Arguss by directing a request to Arguss Communications, Inc., One Church Street, Suite 302, Rockville, Maryland 20850, (301) 315-0027.

In addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, Dycom and Arguss file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information filed by Dycom or Arguss at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on the public reference rooms. Dycom's and Arguss' filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at www.sec.gov.

                                     * * *

                                  NEWSRELEASE

                             FOR IMMEDIATE RELEASE


Palm Beach Gardens, Florida                                     January 29, 2002

                 DYCOM ANNOUNCES EARLY TERMINATION OF ANTITRUST
                    WAITING PERIOD FOR ACQUISITION OF ARGUSS
                              COMMUNICATIONS, INC.

PALM BEACH GARDENS, FLORIDA (January 29, 2002) - DYCOM INDUSTRIES, INC. (NYSE:
DY) announced today that the Federal Trade Commission has informed it and Arguss Communications, Inc. (NYSE: ACX) that, with respect to the proposed acquisition by Dycom of Arguss, early termination of the 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has been granted by the FTC and the Antitrust Division of the Department of Justice, as provided by Section 7A(b)(2) of the Clayton Act and Sections 803.10(b) and 803.11(c) of the HSR Act's Premerger Notification Rules. The effective date of early termination is January 28, 2002. The granting of early termination means that the HSR Act no longer prohibits consummation of the proposed acquisition. This grant of early termination will be published in due course in the Federal Register and on the FTC's Internet site.

On January 7, 2002, Dycom and Arguss entered into a definitive merger agreement pursuant to which Dycom will acquire all the outstanding shares of Arguss in a stock-for-stock transaction. On January 23, 2002, pursuant to the terms of the merger agreement, a newly formed, wholly owned subsidiary of Dycom commenced an exchange offer in which it is offering to exchange 0.3333 of a share of Dycom common stock for each outstanding share of Arguss common stock. The exchange offer will be followed by a merger in which Dycom would acquire, at the same exchange ratio, the remaining shares of Arguss common stock not previously acquired in the exchange offer. The exchange offer is scheduled to expire at 12:00 Midnight, Eastern Standard Time, on Wednesday, February 20, 2002.

Dycom is a leading provider of engineering, construction, and maintenance services to telecommunication providers throughout the United States. Additionally, Dycom provides similar services related to the installation of integrated voice, data and video local and wide area networks within office buildings and similar structures. Dycom also provides underground utility locating and mapping and electric utility construction services.

Arguss conducts its operations through its wholly owned subsidiaries - Arguss Communications Group, Inc. and Conceptronic, Inc. Arguss Communications Group designs, constructs, reconstructs, maintains and repairs telecommunication systems and provides aerial, underground and premise construction services and splicing of both fiber optic and coaxial cable to major telecommunication customers. Conceptronic manufactures and sells highly advanced, computer-controlled capital equipment used in the SMT circuit assembly industry.

FORWARD LOOKING STATEMENTS:

This news release contains forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Dycom and Arguss and the benefits expected to result from the contemplated transaction, are based on management's current expectation and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences include, but are not limited to, the risk that the conditions relating to the required minimum tender of shares, the approval by the Arguss shareholders of the subsequent merger (if that approval is necessary) or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of Dycom and Arguss, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 10-Q, most recent reports on Form 10-K and other periodic reports filed by Dycom and Arguss with the U.S. Securities and Exchange Commission.

ADDITIONAL INFORMATION:

Dycom filed a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO and Arguss filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Commission in connection with the transaction on January 23, 2002. Dycom and Arguss have also mailed a Prospectus, which is part of the Registration Statement on Form S-4, the Schedule 14D-9 and related tender offer materials to stockholders of Arguss. These documents contain important information about the transaction. Investors and security holders are urged to read these documents carefully when they are available. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the Commission at www.sec.gov. Free copies of these documents may also be obtained from Dycom by directing a request to Dycom Industries, Inc., 4440 PGA Boulevard, Palm Beach Gardens, Florida 33410, (561) 627-7171 or to Arguss by directing a request to Arguss Communications, Inc., One Church Street, Suite 302, Rockville, Maryland 20850, (301) 315-0027.

In addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, Dycom and Arguss file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information filed by Dycom or Arguss at the Commission's public reference room at 450 Fifth

Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on the public reference rooms. Dycom's and Arguss' filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at www.sec.gov.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dycom Industries, Inc.
Palm Beach Gardens, FL
Steven E. Nielsen
Richard L. Dunn
(561) 627-7171